SECURITIES AND EXCHANGE COMMISSION

Investment Company Act Release No. 35083; File No. 812-15429

AB CarVal Opportunistic Credit Fund, et al.

December 27, 2023

AGENCY: Securities and Exchange Commission ("Commission" or "SEC").

ACTION: Notice.

Notice of application for an order under section 17(d) of the Investment Company Act of 1940 (the "Act") and rule 17d-1 under the Act to permit certain joint transactions otherwise prohibited by section 17(d) of the Act and rule 17d-1 under the Act.

Summary of Application: Applicants request an order to permit certain closed-end management investment companies to co-invest in portfolio companies with each other and with certain affiliated investment entities.

Applicants: AB CarVal Opportunistic Credit Fund; AB CarVal Investors, L.P.; CarVal CLO Management, LLC; CarVal Investors GB LLP; CarVal Investors Pte, Ltd,; CarVal Wengsheng Private Fund Management (Shanghai) Co., Ltd; CarVal CCF US Corporation; CarVal Contingent Credit Fund LP; Centre Street CarVal Partnership LP; CarVal CSC US Corporation; CVI EMCOF US, LLC; CVI AIF Cayman Securities Ltd; CVI AIF Master Fund I LP; CVI AIF Master Fund II LP; CarVal CCF Luxembourg S.A R.L.; CarVal CCF Singapore Subfund; CarVal CCOF Luxembourg S.A R.L.; CVI CCOF Cayman Finance Corporation; CVI CCOF Cayman Securities Ltd; CVI CCOF Master Fund I LP; CVI CCOF Singapore Subfund; CVI CEF Cayman Securities Ltd; CVI CEF Luxembourg S.A R.L.; CVI CEF Master Fund I LP; CVI CEF Master Fund II LP; CVI CEF Master Fund III LP; CVI CEF Master Fund IV LP; CVI CEF II Master Fund I LP; CVI CEF II Master Fund II LP; CVI CEF II Master Fund III LP; CVI CEF II Master Fund IV LP; CVI

CEF II Pooling Fund I LP; CVI CEF II Pooling Fund II LP; CVI CEF II Pooling Fund III LP; CVI CEF II Pooling Fund IV LP; CVI CEF II Cayman Finance Corporation; CVI CEF II Cayman Securities Ltd; CVI CEF II Luxembourg S.A R.L.; CarVal CLO I Ltd.; CarVal CLO II Ltd.; CarVal CLO III Ltd.; CarVal CLO IV Ltd.; CarVal CLO V-C Ltd.; CarVal CLO VII-C Ltd.; CarVal CSC Cayman Securities Ltd; CarVal CSC Cayman Finance Corporation; CarVal CSC Luxembourg S.A R.L.; CVI CSF US LLC; CVI CSF Cayman Finance Corporation; CVI CSF Master Fund I LP; CVI CSF Master Fund II LP; CVI CSF Master Fund III LP; CVI CSF Cayman Securities LP; CVI CSF Luxembourg S.A R.L.; CVI CVF IV Lux Master S.A R.L.; CVI CVF IV Master Fund I LP; CVI CVF IV Master Fund II LP; CVI CVF IV Master Fund III LP; CVI CVF IV Master Fund IV, LLC; CVI CVF IV Cayman Finance Corporation; CVI CVF IV Cayman Securities Ltd; CVI CVF IV Singapore Subfund; CVI Group Pooling RAIF S.C.A.- CVF V Sub-Fund; CVI CVF V Master Fund I LP; CVI CVF V Master Fund II LP; CVI CVF V Master Fund III LP; CVI CVF V Master Fund IV LP; CVI CVF V Pooling Fund I LP; CVI CVF V Pooling Fund II LP; CVI CVF V Pooling Fund III LP; CVI CVF V Cayman Finance Corporation; CVI CVF V Cayman Securities Ltd; CVI CVF V Renewables, LLC; CVI CVF V Singapore Subfund; CVI CVF VI Master Fund I LP; CVI CVF VI Master Fund II LP; CVI CVF VI Master Fund III LP; CVI CVF VI Pooling Fund I LP; CVI CVF VI Pooling Fund II LP; CVI CVF VI Pooling Fund III LP; CVI CVF VI Cayman Finance Corporation; CVI CVF VI Cayman Securities LP; CVI CVF VI Renewables, LLC; CVIC Cayman Holdings GP Corporation; CVIC Cayman Finance Corporation; CVIC Cayman Securities Ltd; CVIC Lux Finance S.A R.L.; CVIC Master Fund II, LLC; CVIC Master Fund III, LLC; CVIC Master Fund IV LP; CVIC Master Fund LP; CVIC Singapore Subfund; CVIC US Holdings II LP; CVIC Lux Securities Trading S.A R.L.; CVI EMCOF Lux S.A R.L.; CVI EMCOF Cayman Finance Corporation; CVI EMCOF Cayman Securities Ltd; CVI EMCOF Master Fund LP; CVI

EMCOF Singapore Subfund; CVI GOF Cayman Securities Ltd; Britannica Recoveries S.A R.L.; Bohai Investment Holdings S.A R.L.; Insubria S.A R.L.; Mincio S.A R.L.; Lienza GP S.A R.L.; CVF III Mortgage Loan Trust II; CVF III Residential Investments II LLC; CVF III Mortgage Loan II Holdings LP; CVI CGS Mortgage Loan Trust I; CVI GCS Residential Investments I LLC; CVI CGS Mortgage Loan I Holdings LP; CVI LCF Mortgage Loan Trust I; CVI LCF Residential Investments I LLC; CVI SGP Acquisition Trust; CVI SGP-CO Acquisition Trust; CVI SGP LLC; Mill City Mortgage Loan Trust; CVI MC Residential Investments A LLC; CVI MC Residential Investments I LLC; Mill City Acquisition Holdings LP; Mill City Investment Holdings LP; Lyndale Holdings Limited; CVI Investment Holdings Limited; CVI AGL AssetCo Holdings, LLC; CVI VGY DevCo Holdings, LLC; CVI VGY Holdings, LLC; CVI Funding (TRS) I, LLC; CVI Loan Sub Holdings IV, LLC; CVI Loan Sub Holdings V, LLC; CVI SL Investment Trust; CVI SL Investment Trust II; CVI SKP FF Acquisition Trust; CVI SA1Senior Loan Holdings, LLC; CVI SKP Equity Holdings, LLC; Lyndale Investment Holdings LP; Mill City Holdings LLC; CVI REIT I, LLC; CarVal CCF Cayman Finance Corporation; CarVal CCF Cayman Securities Ltd; CarVal CLO VI-C Ltd.; CarVal CLO VIII-C Ltd.; CarVal CLO IX-C Ltd.; CVI CVF IV Lux Finance S.A R.L.; CVI CVF IV Lux Sub Holdings S.A R.L.; CVI CVF IV Lux Holdings S.A R.L.; CVI CVF IV Lux Securities S.A R.L.; CVI CVF IV Luxembourg S.A R.L.; CVIC Lux Master S.A R.L.; AB CarVal Euro CLO I-C Designated Activity Company; Shanghai CarVal Wensheng Equity Investment Partnership Enterprise (Limited Partnership); Lienza SCSp; Aergo Holdings Limited; Aergo Leasing II Limited; CVI Mezz Loan Sub Holdings VII, LLC; CVI SS CRE Holdings, LLC; CVI SA3 Senior Loan Holdings, LLC; Tesnik Tres Holdings Limited; CVI SL Investment Trust III; CVI SL FF Holdings, LLC; Wellington Lease Holding Limited; Wellington Lease Turbo Limited.

<u>Filing Dates</u>: The application was filed on January 27, 2023, and amended on June 28, 2023 and

September 15, 2023.

Hearing or Notification of Hearing: An order granting the requested relief will be issued unless the Commission orders a hearing. Interested persons may request a hearing on any application by e-mailing the SEC's Secretary at Secretarys-Office@sec.gov and serving the Applicants with a copy of the request by e-mail, if an e-mail address is listed for the relevant Applicant below, or personally or by mail, if a physical address is listed for the relevant Applicant below. Hearing requests should be received by the Commission by 5:30 p.m. on January 18, 2024 and should be accompanied by proof of service on the Applicants, in the form of an affidavit or, for lawyers, a certificate of service. Pursuant to rule 0-5 under the Act, hearing requests should state the nature of the writer's interest, any facts bearing upon the desirability of a hearing on the matter, the reason for the request, and the issues contested. Persons who wish to be notified of a hearing may request notification by e-mailing the Commission's Secretary at Secretarys-Office@sec.gov.

ADDRESSES: The Commission: Secretarys-Office@sec.gov. Applicants: Matthew Bogart matthew.bogart@abcarval.com, Kenneth Young ken.young@dechert.com, William J. Bielefeld william.bielefeld@dechert.com, and Matthew Barsamian matthew.barsamian@dechert.com.

FOR FURTHER INFORMATION CONTACT: Priscilla Dao, Senior Counsel, or Robert Shapiro, Assistant Director, at (202) 551-6825 (Division of Investment Management, Chief Counsel's Office).

SUPPLEMENTARY INFORMATION: For Applicants' representations, legal analysis, and conditions, please refer to Applicants' second amended and restated application, dated September 15, 2023, which may be obtained via the Commission's website by searching for the file number at the top of this document, or for an Applicant using the Company name search field, on the SEC's EDGAR system.

The SEC's EDGAR system may be searched at

http://www.sec.gov/edgar/searchedgar/legacy/companysearch.html. You may also call the SEC's

Public Reference Room at (202) 551-8090.

For the Commission, by the Division of Investment Management, under delegated authority.

Christina Z. Milnor,

Assistant Secretary.